

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

July 17, 2009

Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

> **Re:** **Popular, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 13, 2009**
> **File No. 333-159843**

Dear Mr. Junquera:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form S-4/A filed July 13, 2009

What are the key terms of the Preferred Stock Exchange Offer?, page 4

1. Please revise here and throughout the document to disclose whether your agreement with the U.S. Treasury regarding the redesignation or exchange of the Series C Preferred Stock into senior preferred securities or trust preferred securities, respectively, is subject to any material conditions or further approvals from Treasury.

        *   *   *   *   *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly

Jorge A. Junquera
Popular, Inc.
July 17, 2009
Page 2

facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: Robert W. Downes